February 10, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On September 30, 2013, the Registrant, on behalf of its series, the Issachar Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on January 10, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  Please explain supplementally whether “Issachar” has any special meaning?

Response.  The name “Issachar” is a reference to biblical character, but it does not have any special meaning for the Fund.

Comment 2. Please confirm supplementally that the “Other Expenses” will include a separate line item for the fees and expenses related to short sales, including dividend and interest expense, if applicable.

Response.  The adviser has confirmed to the Registrant that it is not expected that the Fund will have these expenses in the first year; however, the Registrant confirms that such expenses will be included in the fee table in the future, if applicable.

Comment 3.  Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 4.  In “Principal Investment Strategies”, please clarify the disclosure to regarding when the Fund is in fixed income versus equity securities.

Response.  The Registrant revised the disclosure to add additional romanettes:

“The Fund’s Adviser employs an opportunistic investment strategy in which the Fund invests ~~significantly~~ in fixed income securities indirectly through exchange-traded funds (“ETFs”), and other investment companies, and, when the Adviser believes it is advantageous to the Fund, strategically ~~reduces those~~ invests~~ments from time to time to invest~~ in a broad range of U.S. and foreign equity securities ~~when the Adviser believes it is advantageous to the Fund~~.  The Fund’s investments in foreign securities may include investments in companies in emerging markets and also may be in the form of depositary receipts or other securities convertible into securities of foreign issuers, including American Depositary Receipts (“ADRs”). Additionally, the Fund may take short positions of up to 150% of the Fund’s net assets in fixed income or equity securities either directly or through the use of total return swaps or futures contracts.”

Comment 5. Please confirm that the Registrant considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 6.  In “Principal Investment Risks”, there is a depositary receipt risk and an emerging market risk.  Please add disclosure to the principal investment strategies regarding the Fund’s investments in ADRs and emerging markets.

Response.  The Registrant has revised the disclosure as shown in the response to Comment 3 above.

Comment 7.  In “Principal Investment Strategies”, it mentions that the Fund may invest in total return swaps. Please confirm supplementally that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Response.  The Registrant has revised the disclosure in Principal Investment strategies to indicate that the Fund may invest in total return swaps (see response to Comment 3 above).  In addition, because the Fund may use total return swaps, the Registrant also confirms that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Management

Comment 8.  If the adviser does not have prior experience managing a mutual fund, please add a risk to the principal risks regarding the adviser’s experience.

Response.  The adviser has previously served as a sub-adviser to a mutual fund, so it has experience managing a mutual fund.

Portfolio Manager

Comment 9. Please provide the Fund’s date of inception in the description of the portfolio manager’s experience in the Fund’s definitive 497 filing.

Response.  The Registrant will include the information requested.

SAI:

Comment 10.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins